Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Certain statements in this material change report constitute forward-looking statements. Readers should refer to the cautionary notice regarding forward-looking statements that appears at the end of this report.

Item 1	Name and Address of Company:

CAE Inc. (CAE or the Company)

8585 Côte-de-Liesse

Saint-Laurent, Québec H4T 1G6

Item 2	Date of Material Change:

March 1 and 4, 2021

Item 3	News Release:

On March 1 and 4, 2021, CAE issued two news releases indicating the material change, which were disseminated in Canada through the facilities of a recognized news service in both French and English and filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change:

On March 1, 2021, CAE announced that it has entered into a definitive agreement with L3Harris Technologies (NYSE: LHX) for the acquisition of L3Harris’ Military Training business for US$1.05 billion, subject to customary adjustments (the Acquisition). On March 4, 2021, CAE announced that it has completed its previously announced private placements of subscription receipts to Caisse de dépôt et placement du Québec (CDPQ) and GIC Private Limited (GIC).

Item 5.1	Full Description Of Material Change:

On March 1, 2021, CAE announced that it has entered into a definitive agreement with L3Harris Technologies (NYSE: LHX) providing for the Acquisition. The Acquisition value represents approximately 13.5 times the L3Harris Military Training business estimated adjusted 2020 EBITDA(1) or approximately 10 times, including cost synergies, which are expected to reach a range of C$35 to C$45 million (approximately US$28 to US$35 million) annually by the end of the second year following closing of the Acquisition. The Acquisition is expected to be low-teens percentage EPS accretive to CAE in the first full year post closing, including expected cost synergies. The closing of the Acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

The L3Harris Military Training business includes Link Simulation & Training, Doss Aviation and AMI. L3Harris Link is one of the leading providers of military training solutions in the United States; Doss Aviation is the provider of initial flight training to the United States Air Force (USAF); and AMI is a design and manufacturing facility for simulator hardware. Upon closing, the L3Harris Military Training business would operate under CAE USA, headquartered in Tampa, Florida.

The Acquisition will expand CAE’s position as a platform-agnostic training systems integrator by diversifying CAE’s training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing CAE’s training and simulation capabilities in space and cyber. L3Harris Military Training will bring significant experience in the development and delivery of training systems for fighter and bomber aircraft, Army rotary-wing platforms, submarines and remotely piloted aircraft. L3Harris Military Training will also bring a significant backlog and position on key programs, including the USAF Simulators Common Architecture Requirements and Standards (SCARS) program, USAF F-16 Simulators Training Program (STP), US Navy/Marine Corps F/A-18 aircrew training systems, USAF Ground Based Strategic Deterrent (GBSD) training and USAF B-2 training system.

The Acquisition and other related transaction costs are to be funded through the issuance of C$700 million (approximately US$550 million) aggregate amount of subscription receipts to two institutional investors on a private placement basis (the Private Placements) as well as other currently available liquidities. The Private Placements are supported by a C$475 million (approximately US$375 million) investment by CDPQ, a Canada-based global institutional investor, and a C$225 million (approximately US$175 million) investment by GIC, one of the world’s largest sovereign wealth funds, with an established global network.

On March 4, 2021, CAE announced that it has completed the Private Placements to CDPQ and GIC of an aggregate of 22,400,000 subscription receipts at a price of C$31.25 per subscription receipt for aggregate gross proceeds of C$700 million (approximately US$550 million).

The proceeds from the Private Placements will be held in escrow and are intended to be used by CAE to fund a portion of the purchase price of the Acquisition.

Each subscription receipt will entitle the holder to receive one common share of CAE as well as a commitment fee upon and subject to closing of the Acquisition. The subscription receipts will be subject to a four month hold period under applicable securities laws in Canada. While the Private Placements and other currently available liquidities provide sufficient funds to close the Acquisition, CAE may, subject to market and other conditions, also opportunistically undertake the issuance of additional equity and/or debt financing.

The subscription receipts and the common shares of CAE have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the Securities Act), or the securities laws of any state of the United States or province of Canada and may not be offered, sold or delivered, directly or indirectly, within the United States or to U.S. persons or in Canada except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state or Canadian securities laws. This report does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, Canada or elsewhere.

Item 5.2	Disclosure for Restructuring Transactions:

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7	Omitted Information:

Not applicable.

Item 8	Executive Officer:

For any inquiries with respect to this material change report, please contact Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations, at (514) 734-5760 or andrew.arnovitz@cae.com.

Item 9	Date of Report:

March 5, 2021

Caution concerning forward-looking statements

This report includes forward-looking statements, which include, without limitation, statements relating to the Acquisition, the Private Placements, available liquidities, the use of proceeds of the Private Placements, the expected timing of, and conditions precedent to, completion of the Acquisition; the attractiveness of the Acquisition from a financial perspective and expected accretion in various financial metrics; expectations regarding anticipated cost savings and synergies; the strength, complementarity and compatibility of L3Harris Military Training’s business with CAE’s existing business and teams; other anticipated benefits of the Acquisition and their impact on the Corporation’s future growth, results of operations, performance, business, prospects and opportunities, CAE’s business outlook, objectives, development, plans, growth strategies and other strategic priorities, and CAE’s leadership position in its markets; general economic outlook; prospects and trends of an industry; and other statements that are not historical facts. Although CAE believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements since no assurance can be given that they will prove to be correct.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements, including risks and uncertainties relating to the following: the possible failure to realize anticipated benefits of the Acquisition; the integration of L3Harris Military Training’s business (such as the impact of significant demands placed on CAE as a result of the Acquisition, the time and resources required to integrate L3Harris Military Training’s business, diversion of management time on integration-related issues, unanticipated costs of integration, including operating costs or business disruption being greater than expected, and the difficulties and delays associated with such integration); uncertainty as to the expected financial condition and economic performance of the combined company following the closing of the Acquisition, including future revenues, expenses, earnings, indebtedness, losses, prospects, business strategies for the management, expansion and growth of CAE following the closing of the Acquisition; CAE’s dependence on key employees and the loss of certain key personnel of L3Harris Military Training; the possible failure to realize, in the timeframe anticipated or at all, the anticipated synergies of the Acquisition, including without limitation anticipated cost savings and synergies; the failure to close the Acquisition or change in the terms of the Acquisition; the uncertainty of obtaining in a timely manner, or at all, the requisite regulatory approvals required to complete the Acquisition; unfavourable capital markets developments or other factors that may adversely affect CAE’s ability to finance the Acquisition; increased indebtedness; transitional risk; the fact that CAE does not currently own or control L3Harris Military Training; potential undisclosed costs or liabilities associated with the Acquisition; impact of acquisition-related expenses; the reliance on information provided by, and assumptions, judgments and allocations made by, L3Harris and the risk of inaccurate or incomplete information; historical and/or carve-out financial information may not be representative of future performance; change of control and other similar provisions and fees; the nature of acquisitions; exchange rate and foreign currency exposure risks; the fact that the combined company will continue to face the same risks that CAE currently faces and potential litigation. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or L3Harris Military Training. The completion of the Acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the Acquisition will be completed. There can also be no assurance that if the Acquisition is completed, the strategic and financial benefits expected to result from the Acquisition will be realized.

These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this report describe our expectations as of March 1, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forwardlooking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after March 1, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this report for the purpose of assisting investors and others in understanding certain key elements of the Acquisition and the Private Placements. Readers are cautioned that such information may not be appropriate for other purposes.

Pending the Acquisition closing, L3Harris Military Training is a fully integrated business unit of L3Harris, and separate financial statements historically have not been prepared for the L3Harris Military Training business. Consequently, the financial information of the L3Harris Military Training business included in this document has been derived from the consolidated financial statements and historical accounting records of L3Harris and reflects certain significant assumptions, judgments and allocations made by L3Harris. The financial position, net income and cash flows of the L3Harris Military Training business may not be representative of the financial performance if the L3Harris Military Training business had been a stand-alone entity or operated independently of L3Harris. For example, in preparing financial information on the L3Harris Military Training business, L3Harris has made an appropriate allocation of costs and expenses that are attributable to the L3Harris Military Training business. However, these costs and expenses reflect the costs and expenses attributable to the L3Harris Military Training business operated as part of a larger organization and do not reflect costs and expenses that would be incurred by the business had it been operated independently. As a result, the historical financial information of the L3Harris Military Training business may not be a reliable indicator of future results.

Material assumptions

The forward-looking statements set out in this report are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the report, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this report and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. As it relates to the Acquisition or the combined company following the Acquisition, the assumptions underlying the forward-looking statements this report include, without limitation, the receipt of all requisite regulatory approvals required to complete the Acquisition in a timely manner and on terms acceptable to CAE; the realization of the expected strategic, financial and other benefits of the Acquisition in the timeframe anticipated; economic and political environments and industry conditions; CAE’s ability to retain and attract new business and achieve synergies and expand market position and leadership arising from successful integration plans relating to the Acquisition; CAE’s ability to otherwise complete the integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by L3Harris; absence of significant undisclosed costs or liabilities associated with the Acquisition; CAE’s ability to attract and retain key employees in connection with the Acquisition; the ability of CAE to opportunistically access the capital markets before or after the Acquisition closing and absence of material change in market conditions; the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates; the maintenance of CAE’s investment grade credit rating; as well as management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Acquisition and resulting impact on growth and accretion in various financial metrics.

Other Material risks

Other important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2020 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2020 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures

This report includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP and therefore may not be comparable to similar measures presented by other issuers. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended December 31, 2020 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

(1) EBITDA

EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Refer to section 5.2 “Non-GAAP measure reconciliations” of the MD&A for the quarter ended December 31, 2020 for a reconciliation of this non-GAAP measures to the most directly comparable measure under GAAP.

EBITDA margin in D&S is defined as the EBITDA of the Defense and Security segment expressed as a percentage of the Defense and Security revenues.

EBITDA of L3Harris Military Training business comprises earnings before income taxes, finance expense – net, depreciation and amortization.

Adjusted EBITDA of L3Harris Military Training business is calculated as EBITDA from L3 Harris Military Training, after giving effect to the Acquisition and Acquisition related adjustments from sales type leases accounted for under US GAAP and estimated standalone costs. Adjusted EBITDA does not have a standardized meaning under IFRS; accordingly, it may not be comparable to similarly named measures used by other companies. Investors should not view Adjusted EBITDA as an alternative measure to, for example, net earnings (loss), or as a measure of operating results, which are IFRS measures.